Mr. Jim Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
US Securities and Exchange Commission
Washington D.C. 20549

Re: AstraZeneca PLC
Form 20-F for the Fiscal Year Ended 31 December 2008
Filed 17 March 2009
File No. 001-11960

Dear Mr Rosenberg,

Further to your phone call of 13 October 2009, following up our response to your comment letter of 29 June 2009, please find attached our response to the additional points you have raised with respect to our Form 20-F for the fiscal year ended 31 December 2008.  In making these responses, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

We trust that this response provides you with the information you require.  However, should you have any further queries, please do not hesitate to contact either Paul Kenyon, Senior Vice President Finance, on +44 207 304 5059, Andy Chard, Group Consolidation Manager, on +44 1625 517279 or me, on +44 20 7304 5123.

Yours sincerely,

/s/ S Lowth
S Lowth
Chief Financial Officer

Please revise your proposed disclosure with regard to question 4 to:

(i) Specifically indicate that your non-GAAP measures may be different to similarly titled non-GAAP measures of other companies

(ii) Specifically indicate who in your organisation has operational and managerial responsibility for the items excluded from Core measures

Proposed Disclosure

In Item (4) of our letter dated 27 July 2009, we proposed to include additional disclosure in the Financial Review section of the 2009 Annual Report and 20-F Information.  Now, in order to address points (i) and (ii) above, we propose replacing the last paragraph of that additional disclosure with:

“In reading our financial information, you should note that Core financial measures are non-GAAP adjusted measures, and that all items for which Core financial measures are adjusted are included in our Reported financial information because they represent actual costs of our business in the periods presented.  As a result, Core financial measures merely allow investors to differentiate among different kinds of costs and they should not be used in isolation. You should also refer to our Reported financial information at page [X], our reconciliation of Core financial measures to Reported financial information at page [X], and to our discussion at page [X] of comparative reported growth measures that reflect all of the factors that affect our business. Our determination of non-GAAP measures together with our presentation of them within this financial information may differ from similarly titled non-GAAP measures of other companies.

The Senior Executive Team retains strategic management of the costs excluded from Reported financial information in arriving at Core financial measures, tracking their impact on reported operating profit and earnings per share, with operational management being delegated on a case by case basis to ensure clear accountability for each cost category.